April 29, 2009

BY EDGAR AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549-7010

Attention:	Dietrich King
Jay Ingram

Re:	Hexion Specialty Chemicals, Inc. Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 11, 2009 File No. 001-00071

Gentlemen:

Set forth below are the responses of Hexion Specialty Chemicals, Inc. (the “Company” or “Hexion”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced Form 10-K (the “10-K”).

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the 10-K unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the 10-K.

Item 15 - Exhibits and Financial Statement Schedules, page 121

1.	We note that you have omitted the schedules and exhibits to the following exhibits:

•	Exhibit 10.50 (Credit Agreement dated as of May 31, 2005);

•	Exhibit 10.54 (Amended and Restated Credit Agreement dated as of May 5, 2006);

•	Exhibit 10.59 (Second Amended and Restated Credit Agreement dated as of November 3, 2006);

•	Exhibit 10.60 (Incremental Facility Amendment and Amendment No. 1 to the Second Amended and Restated Credit Agreement dated as of June 15, 2007);

•	Exhibit 10.61 (Second Incremental Facility Amendment to the Second Amended and Restated Credit Agreement dated as of August 7, 2007); and

•	Exhibit 10.64 (Credit Agreement dated as of March 3, 2009).

Please provide us with a complete copy of each of the omitted schedules and exhibits for the exhibits listed above. Please ensure that you clearly mark the schedules and exhibits so that it is clear to which of the exhibits they belong.

The schedules and exhibits to the exhibits listed above will be provided supplementally to the Staff under separate cover.

2.	In addition, please provide us with an explanation as to why you have omitted the schedules and exhibits to these exhibits. If you do not believe the omitted information constitutes material information that is required to be included in your publicly-filed exhibits, please provide a detailed analysis setting forth your conclusions.

We respectfully advise the Staff that we have reviewed the requirements of Item 601 of Regulation S-K and believe that none of the information listed on the schedules or exhibits to each Credit Agreement listed above meets the qualitative or quantitative materiality criteria set forth in Item 601(b)(10) of Regulation S-K. The material terms of the Credit Agreements are set forth in the body of such agreements, copies of which Hexion already has filed. The material terms also have been described by Hexion in various periodic reports and registration statements that it has filed from time to time. We believe that none of the omitted information is necessary for the protection of investors. Further, we believe that disclosure of all of the schedules and exhibits to the Credit Agreements would overwhelm the filing and investors with voluminous details that do not add materially to an understanding of the key terms of such agreements.

Below please find a discussion of the material terms of each exhibit listed above and further explanation of why we believe that the additional schedules and exhibits to each exhibit do not include information material to investors.

A.	Exhibit 10.50 (Credit Agreement dated as of May 31, 2005).

We respectfully advise the Staff that we believe that the body of the Credit Agreement dated as of May 31, 2005 (the “2005 Credit Agreement”) and filed as Exhibit 10.50 includes all of the terms that are directly applicable and material to the financial relationship between the Company and the other parties to the agreement. The body of the 2005 Credit Agreement includes all of the following material terms: (i) representations and warranties and other facts upon which the lenders rely in making the loan, (ii) affirmative and negative covenants, (iii) events of default, (iv) borrowing and use of proceeds requirements, (v) provisions related to indemnity, assignment, amendment and the release of liens and guarantees and (vi) defined terms. We believe that the information included in the omitted schedules is not material to an investor’s understanding of the agreement, as such schedules provide only supplemental information that underlies the representations, warranties and covenants set forth in the body of the agreement. The schedules list company-specific data, such as subsidiaries, foreign-subsidiary loan parties, existing letters of credit, issuing banks, insurance policy numbers, taxes and environmental matters. For example, Schedule 1.01(c) lists the addresses and owners of seven properties located in Canada and the U.K. that have been designated as “Mortgaged Properties” of the Company. Such details do not add to the total mix of information already disclosed about the 2005 Credit Agreement.

Exhibits A, B, C, D and G to the 2005 Credit Agreement are ancillary documents that address administrative matters under the terms of the 2005 Credit Agreement. Such exhibits include a form for loan assignments; an administrative questionnaire for the agent bank; affiliate authorizations for the administrative agent to execute additional credit or security documentation as may be needed from time to time; forms of borrowing requests; and a calculation of additional interest to compensate lenders for the cost of certain U.K. and European regulatory compliance, if applicable. The information included in these forms is neither material nor relevant to an investor’s investment decisions regarding the Company. Exhibit E is a Form of Global Collateral Agreement that covers collateral maintenance and mechanics, and its existence is noted in the body of the 2005 Credit Agreement. Exhibits F-1 and F-2 are domestic and foreign Guarantee Agreements, the existences of which also are noted in the body of the 2005 Credit Agreement. The Collateral and Guarantee Agreements merely give effect to the “Collateral and Guarantee Requirement” set forth in the body of the 2005 Credit Agreement.

Accordingly, we believe that the material terms of the 2005 Credit Agreement already are contained in the body of the agreement disclosed to investors and the omitted schedules and exhibits do not contain information necessary for an investor’s understanding of the material contractual arrangements. We also note that the 2005 Credit Agreement has been superseded by the Second Amended and Restated Credit Agreement, dated as of November 3, 2006, filed as Exhibit 10.3 to the Company’s 10-Q filed November 14, 2006.

B.	Exhibit 10.54 (Amended and Restated Credit Agreement dated as of May 5, 2006 and Exhibit 10.59 (Second Amended and Restated Credit Agreement dated as of November 3, 2006).

We respectfully advise the Staff that Exhibits 10.54 (Amended and Restated Credit Agreement dated as of May 5, 2006) (the “May 2006 Credit Agreement”) and 10.59 (Second Amended and Restated Credit Agreement dated as of November 3, 2006) (the “November 2006 Credit Agreement”) are amended and restated versions of the 2005 Credit Agreement filed as Exhibit 10.50 (defined above). Each of the May 2006 Credit Agreement and the November 2006 Credit Agreement include similar categories of material terms as the 2005 Credit Agreement discussed above. Similarly, the schedules also provide supplemental information that underlie the representations and covenants, including lists of company-specific data such as mortgaged properties, foreign-subsidiary loan parties, immaterial subsidiaries, existing letters of credit, issuing banks, insurance policies, taxes and environmental matters. Consistent with our analysis above relating to the 2005 Credit Agreement, we believe that the information included in the omitted schedules is not material to these agreements, as they provide only supplemental information underlying the representations, warranties and covenants set forth in the bodies of those agreements. Such materials do not add to the total mix of information already disclosed, and are not material or important to an investor’s potential investment with the Company.

The exhibit list for each of the May 2006 Credit Agreement and November 2006 Credit Agreement has substantially the same type of exhibits as the 2005 Credit Agreement, and includes comparable forms of ancillary agreements. Exhibit D-1 to the November 2006 Credit Agreement, for example, is a three-page Form of Borrowing Request to be completed by a borrower and delivered to the administrative agent when the borrower requests a Revolving Borrowing and/or a Term Borrowing (each as defined therein). This is an administrative document simply used to notify the lender formally that the borrower is asking to draw on the lender’s committed funds. We believe that the information included in such form ancillary agreements and schedules is immaterial and would not change an investor’s analysis regarding a potential investment with the Company.

C.	Exhibit 10.60 (Incremental Facility Amendment and Amendment No. 1 to the Second Amended and Restated Credit Agreement dated as of June 15, 2007) and Exhibit 10.61 (Second Incremental Facility Amendment to the Second Amended and Restated Credit Agreement dated as of August 7, 2007).

Exhibit 10.60 (Incremental Facility Amendment and Amendment No. 1 to the Second Amended and Restated Credit Agreement dated as of June 15, 2007) (the “First Incremental”) and Exhibit 10.61 (Second Incremental Facility Amendment to the Second Amended and Restated Credit Agreement dated as of August 7, 2007) (the “Second Incremental”) are incremental facility amendments under which the Company increased the amount of debt governed by the existing credit facility. We respectfully advise the Staff that we believe that the body of each of the agreements contains all of the material terms governing the relationship between the Company and the other parties thereto.

The type of information in the schedules is the same for each of the First Incremental and the Second Incremental. Schedule 1 lists the names of the incremental lenders and the maximum principal amount of the loan to be made by each such incremental lender. Schedule 2 includes the names of thirteen local foreign counsels who are required to provide written opinions as a condition to funding. Schedule 3 is where the Company would list any post-closing administrative items to be delivered to the administrative agent; there were no post-closing items listed on Schedule 3 for either the First Incremental or the Second Incremental. We do not believe that the information included in these schedules would be material to an investor’s understanding of the contractual relationship between the Company and the parties to the incremental facilities or is the type of information an investor would consider important when considering an investment in the Company.

The exhibits to each of the First Incremental and the Second Incremental include a Form of Reaffirmation Agreement and a Form of Assignment and Acceptance. The material terms regarding the execution of these two ancillary documents are included in the body of the First Incremental and the Second Incremental.

We also note that the collateral and guarantees are further described under the headings “Risk Factors” and “Description of Other Indebtedness” in the Registration Statement of Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC on Form S-4 (File No. 333-142173) filed on April 17, 2007. Accordingly, we believe that the material terms of the First Incremental and the Second Incremental already are contained in the body of those agreements disclosed to investors and the omitted schedules and exhibits do not contain information necessary for an investor’s understanding of the material contractual arrangements.

D.	Exhibit 10.64 (Credit Agreement dated as of March 3, 2009).

We respectfully advise the Staff that we believe no material terms are provided in either the sole schedule or the exhibits to the Credit Agreement dated as of March 3, 2009 (the “Unsecured Credit Agreement”). All material terms are included in the body of the Unsecured Credit Agreement filed on March 3, 2009.

Schedule 2.01 lists the commitments provided by each individual lender. Such information is immaterial to an investor, however, as the total commitment amount is disclosed in the body of the Unsecured Credit Agreement. The exhibits to the Unsecured Credit Agreement are ancillary forms used by the parties to execute the formalities of assignment and borrowing, all of which are described in detail in the Unsecured Credit Agreement. We believe that the information provided in both the schedule and the exhibits is immaterial and the material terms of the agreement are all contained in the agreement as filed, satisfying the requirements of Item 601(b)(10) of Regulation S-K.

We further respectfully advise the Staff that we believe the inclusion of the schedules and exhibits detailed above would not provide any additional material information not already provided in the agreements themselves or the information already publicly disclosed. None of the information provided in the exhibits or schedules would provide any additional material information related to the Company’s finances or indebtedness than that already provided in the detailed, line-item disclosure made by the Company.

The Company also notes that it is common industry practice not to file the schedules and exhibits to financing or credit agreements. We reviewed the public filings of a number of Fortune 50 companies that did not file schedules or exhibits to their most recently-filed financing agreements.

Based on the foregoing, the Company respectfully advises the Staff that we believe that none of the information included in the omitted schedules and exhibits to the Exhibits listed above is material to an investor’s understanding of the contractual relationship between the Company and the parties to the agreement, nor is its disclosure necessary for the protection of investors.

3.	With respect to Exhibit 10.50, based on the endnote disclosure to the exhibit index, it appears that you have omitted schedules and exhibits in reliance on Item 601(b)(2) of Regulation S-K. In your supporting analysis for Exhibit 10.50, please address why you believe that Item 601(b)(2) of Regulation S-K allows for omission of the schedules and exhibits given that the scope of Item 601(b)(2) is expressly limited to “[a]ny material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto.”

The Company respectfully advises the Staff that the endnote disclosure to the exhibit index with respect to Exhibit 10.50 was carried over in error from the prior filing. As discussed above, the schedules and exhibits to Exhibit 10.50 were omitted as we believe that they do not meet the qualitative or quantitative materiality criteria set forth in Item 601(b)(10) of Regulation S-K, not in reliance upon Item 601(b)(2) of Regulation S-K. We would note, however, that the exception in Item 601(b)(2) for schedules and exhibits to merger and acquisition agreements does suggest that those schedules and exhibits are not usually considered to be material to investors.

The Company acknowledges that:

•	the Company and its subsidiaries listed as registrants in the 10-K are responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

•

the Company and any of its subsidiary registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss this matter with you and provide further explanation at your earliest convenience. In the meantime, please do not hesitate to contact the undersigned at (614) 225-4382 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Ellen German Berndt
Ellen German Berndt
Associate General Counsel and Corporate Secretary

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